Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

GRANT OF RESTRICTED SHARE UNITS

On October 20, 2023, the Company granted 22,472 RSUs pursuant to the Company’s 2020 Share Incentive Plan to Mr. Zhu Yonghua, our independent non-executive Director, subject to the terms and conditions of the 2020 Share Incentive Plan and the director agreement entered into between the Company and Mr. Zhu.

On October 20, 2023, the Company granted an aggregate of 22,472 RSUs pursuant to the 2020 Share Incentive Plan (the “RSU Grant”) to Mr. Zhu Yonghua (“Mr. Zhu”), our independent non- executive Director, representing the same number of Shares and approximately 0.002% of the total number of Shares in issue as at the date of this announcement.

The RSU Grant is subject to the terms and conditions of the 2020 Share Incentive Plan and the director agreement entered into between the Company and Mr. Zhu. The principal terms of the 2020 Share Incentive Plan were set out in the section headed “Statutory and General Information — D. 2020 Share Incentive Plan” in Appendix V to the prospectus of the Company dated June 30, 2022.

The RSUs will be satisfied through utilizing the Shares already issued to certain share incentive award holding vehicles of the Company before the listing of the Company on The Stock Exchange of Hong Kong Limited for the exercise or vesting of options or awards granted under the 2020 Share Incentive Plan.

Pursuant to Rule 17.04(1) of the Listing Rules, the grant of RSUs to Mr. Zhu had been approved by the independent non-executive Directors (other than Mr. Zhu). The RSU Grant would not result in (i) the options and awards granted to Mr. Zhu in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue for the purpose of Rule 17.03D(1) of the Listing Rules; and (ii) the Shares issued and to be issued in respect of all options and awards granted to Mr. Zhu in the 12-month period up to and including the date of such grant representing in aggregate to exceed 0.1% of the Shares in issue for the purpose of Rule 17.04(3) of the Listing Rules.

None of the RSU Grant will be subject to approval by the Shareholders, and Mr. Zhu is not a chief executive or substantial Shareholder of the Company or an associate or any of them.

Details of the RSU Grant are as follows:

			Purchase	Closing Price
		Aggregate	Price	of the Shares
		Number of	of RSUs	on the Date
Date of Grant	Name of Grantee	RSUs Granted	Granted	of Grant
October 20, 2023	Mr. Zhu, independent non-executive Director	22,472	US$0.036 per RSU	HK$49.2 per Share

Vesting period

Subject to the terms of the RSU Grant, the RSUs under the RSU Grant shall vest in equal portions on October 20, 2023, January 15, 2024, April 15, 2024 and July 15, 2024, respectively. The vesting period is less than 12 months as the RSU Grant is part of the compensation stipulated in the director agreement of Mr. Zhu entered with the Company. Under the 2020 Share Incentive Plan, there are no restrictions prohibiting a vesting period of less than 12 months. The Compensation Committee is of the view that the RSU Grant with a vesting period of less than 12 months is appropriate as such arrangement is in line with the remuneration arrangement as set out in the director agreement entered into with Mr. Zhu before the date of grant, which provides the annual remuneration package, including equity incentive, of the Director.

Performance targets

The vesting of the RSUs under the RSU Grant is not subject to any performance targets.

The Compensation Committee is of the view that it is not necessary to set any performance targets for the RSU Grant because it (i) forms part of the remuneration package of Mr. Zhu; (ii) is in line with the recommended best practice E.1.9 of Part 2 of the Corporate Governance Code contained in Appendix 14 to the Listing Rules, which recommends issuers not to grant equity- based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) is subject to clawback mechanisms as detailed below.

Clawback mechanism

Pursuant to the terms of the RSU Grant, in the event that Mr. Zhu’s service with the Company is terminated before the next grant date of the RSUs, the Director shall be entitled to the pro rata portion of RSUs based on the number of days he has provided his service to the Company and the remaining portion of RSUs will be forfeited.

Reason for and benefits of the RSU Grant

The RSU Grant forms part of the compensation stipulated in the director agreement of Mr. Zhu entered with the Company.

Shares available for grant under the 2020 Share Incentive Plan

Upon the making of the RSUs Grant, the Company may grant further awards representing a total of 55,422,032 Shares pursuant to the 2020 Share Incentive Plan, and 48,527,444 new Shares were available for issue under the mandate of the 2020 Share Incentive Plan.

The 2020 Share Incentive Plan does not constitute a share scheme pursuant to the new Chapter 17 of the Listing Rules (effective on January 1, 2023). The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Share Incentive Plan”	the share incentive plan our Company adopted in September 2020, as amended from time to time

“Board”	the board of Directors of the Company

“Company”, “we”, “us”, or “our”	MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020

“Compensation Committee”	compensation committee of the Board

“Director(s)”	the director(s) of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one Share

“Share(s)”	the ordinary share(s) of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s) of our Share(s)

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, October 20, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.

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